50
8/4/03



03051788

UNITED STATES
[SECURIT]IES AND EXCHANGE COMMISSION
Washington D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 30 2003
WASH. D.C.
SECTION

UF 8-1-03

SEC File Number
8-53480

[A]NNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning **June 1, 2002** and ending **May 31, 2003**

A. REGISTRANT INFORMATION

Official Use Only
Firm ID No.

NAME OF BROKER-DEALER:
Virchow Krause Capital, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Ten Terrace Court
(No. and Street)

Madison	Wisconsin	53718
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:
Kim Tredinnick (608) 240-2318
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Kupferberg, Goldberg & Neimark, LLC
(Name – *if individual, state last, first, middle name*)

225 N. Michigan Avenue, Suite 1100
(No. and Street)

Chicago	Illinois	60601
(City)	(State)	(Zip Code)

PROCESSED
AUG 06 2003
THOMSON FINANCIAL

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant, not resident in United States ort any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

2085

Oath or Affirmation

I, Kim Tredinnick, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Virchow Krause Capital, LLC as of May 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature



Title



Notary Public: My commission expires 10/16/2005

This report contains (check all applicable boxes):

[X] (a) Facing page.

[X] (b) Statements of Financial Condition.

[X] (c) Statements of Income (Loss).

[X] (d) Statements of Cash Flows.

[X] (e) Statements of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

[X] (g) Computation of Net Capital.

[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

[ ] (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.

[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

[X] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report.

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

[X] (o) Independent Auditor's Report on Internal Accounting Control.

VIRCHOW KRAUSE CAPITAL, LLC

Madison, Wisconsin

Financial Statements

Year Ended May 31, 2003 and
Period from August 21, 2001 (Date of Inception)
through May 31, 2002

VIRCHOW KRAUSE CAPITAL, LLC

TABLE OF CONTENTS



INDEPENDENT AUDITORS' REPORT

Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member: Kreston International

Member: The Leading Edge Alliance

Member and Board of Directors
Virchow Krause Capital, LLC
Madison, Wisconsin

We have audited the accompanying statement of financial condition of Virchow Krause Capital, LLC (a wholly-owned subsidiary of Virchow, Krause & Company, LLP) as of May 31, 2003 and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Virchow Krause Capital, LLC as of May 31, 2002, were audited by other auditors whose report dated July 18, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Virchow Krause Capital, LLC as of May 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC
June 27, 2003

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
May 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 246,426	$ 715,881
Accounts receivable	83,943	34,598
Prepaid expenses	3,507	3,303
TOTAL ASSETS (all current)	$ 333,876	$ 753,782

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accounts payable to related party	$ 18,452	$ 59,144
Retainers received from clients	53,000	2,000
TOTAL LIABILITIES (all current)	71,452	61,144
MEMBER'S EQUITY	262,424	692,638
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 333,876	$ 753,782

to financial statements

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENTS OF INCOME AND MEMBER'S EQUITY
Year Ended May 31, 2003 and Period From August 21, 2001 (Date of Inception) Through May 31, 2002

	2003	2002
REVENUE		
Private placement	$ 1,056,973	$ 732,793
Commissions	153,617	59,482
Total Revenue	1,210,590	792,275
OPERATING EXPENSES		
Employee compensation and benefits	149,426	58,612
Commissions paid to related party	145,352	59,482
Registration and professional fees	47,522	59,079
Other expenses	48,504	22,464
Total Operating Expenses	390,804	199,637
NET INCOME	$ 819,786	$ 592,638
Member's Equity - Beginning	$ 692,638	$ -
Net income	819,786	592,638
Capital contribution	-	100,000
Distributions	(1,250,000)	-
MEMBER'S EQUITY - ENDING	$ 262,424	$ 692,638

VIRCHOW KRAUSE CAPITAL, LLC

STATEMENTS OF CASH FLOWS
Year Ended May 31, 2003 and Period From August 21, 2001 (Date of Inception) Through May 31, 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 819,786	$ 592,638
Adjustments to reconcile net income to net cash flows from operating activities:		
Changes in assets and liabilities:		
Accounts receivable, net	(49,345)	(34,598)
Prepaid expenses	(204)	(3,303)
Accounts payable to related party	(40,692)	59,144
Retainers received from clients	51,000	2,000
Net Cash Flows from Operating Activities	780,545	615,881
CASH FLOWS FROM FINANCING ACTIVITIES		
Member contribution	-	100,000
Member distributions	(1,250,000)	-
Net Cash Flows from Financing Activities	(1,250,000)	100,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(469,455)	715,881
CASH AND CASH EQUIVALENTS - Beginning	715,881	-
CASH AND CASH EQUIVALENTS - ENDING	$ 246,426	$ 715,881

See notes to financial statements.

VIRCHOW KRAUSE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
May 31, 2003 and 2002

NOTE 1 - Organization and Nature of Business

Virchow Krause Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company is a Wisconsin limited liability company that is a wholly-owned subsidiary of Virchow, Krause & Company, LLP (VK). The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end. Virchow Krause Capital, LLC is an "introducing broker". Virchow Krause Capital, LLC has elected not to carry customer monies or securities.

The Company's primary sources of revenue are commissions from private investment banking activities including private placement equity offerings, mergers and acquisitions, financial restructuring and advisory services and sales of annuity products. Private Placement Offerings are sold on a subscription way basis.

NOTE 2 - Significant Accounting Policies

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less, that are not held for sale in the ordinary course of business.

The Company maintains its cash balances primarily in area banks. Cash balances are insured up to $100,000 per bank by the FDIC. At times the Company has cash balances on deposit with banks that exceed the FDIC insured amount.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $0 and $6,370 at May 31, 2003 and 2002, respectively.

Revenue Recognition

The Company recognizes revenue from private placements that are on a commission basis at the time of settlement of the related offering. Revenue from engagements completed on a time and material basis, such as from providing merger and acquisition and financial restructuring advisory services, are recognized at the time service is rendered. Commissions from annuity sales are recognized at the time of sale of the annuity product.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001. The net income or loss of the Company is allocated to VK (the sole member) and is included on its partnership tax return. Therefore no provision for income taxes is included in the accompanying financial statements.

VIRCHOW KRAUSE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
May 31, 2003 and 2002

NOTE 2 - Significant Accounting Policies (cont.)

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Related Party Transactions

The Company is wholly owned by VK, who charges the Company a monthly fee of approximately $1,500 through June 2002 and $2,000 since July 2002 for administrative duties performed by VK on the Company's behalf. The Company also reimburses VK monthly for salaries and wages it pays on the Company's behalf. Total administrative fees charged to operations were $23,500 and $9,000 for the year and period ended May 31, 2003 and 2002, respectively. In addition, the Company paid $145,352 and $59,482 in commission fees to an entity related through common ownership for the year and period ended May 31, 2003 and 2002, respectively.

At May 31, 2003 and 2002, respectively, the Company had accounts payable of $18,452 and $59,144 due to VK for the above reimbursements and fees.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2003 and 2002, the Company had net capital of $174,974 and $654,739, respectively, which was correspondingly $169,974 and $649,739 in excess of its required net capital of $5,000. At May 31, 2003 and 2002, the Company's net capital ratio was 0.41 to 1.00 and 0.09 to 1.00, respectively.

VIRCHOW KRAUSE CAPITAL, LLC

NOTE 5 - Concentration of Revenue

Following are the revenues received from significant clients for the years ending May 31, 2003 and 2002:

	2003	2002
Client A	$ 477,419	$ -
Client B	240,700	-
Client C	133,784	-
Client D	-	685,316

SUPPLEMENTAL INFORMATION

VIRCHOW KRAUSE CAPITAL, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
May 31, 2003

COMPUTATION OF NET CAPITAL		
Member's Equity		$ 262,424
Less: Non Allowable Assets		
Accounts receivable	83,943	
Prepaid expenses	3,507	
		(87,450)
NET CAPITAL		**$ 174,974**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Dollar Net Capital Requirement		**$ 5,000**
Required Net Capital as Calculated (6 2/3% of aggregate indebtedness)		**$ 4,763**
Excess Net Capital at 1500%, as calculated		**$ 169,974**
Excess Net Capital at 1000%, as calculated		**$ 167,829**
AGGREGATE INDEBTEDNESS		
Accounts payable	18,452	
Other current liabilities	53,000	
TOTAL AGGREGATE INDEBTEDNESS		**$ 71,452**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.41 to 1.00**

Item (j) There were no differences between the net capital as computed above and the net capital reported on the firm's most recent FOCUS report.



Certified Public Accountants

Financial & Management Consultants

Kupferberg, Goldberg & Neimark, LLC

225 N. Michigan Ave. 11th Floor

Chicago, Illinois 60601-7601

312.819.4300 FAX 312.819.4343

e-mail: kgn@kgn.com

www.kgn.com

Member: Kreston International

Member: The Leading Edge Alliance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Member and Board of Directors
Virchow Krause Capital, LLC
Madison, Wisconsin

In planning and performing our audit of the financial statements of Virchow Krause Capital, LLC (the Company), for the year ended May 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at May 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, Board of Directors, management, the SEC, National Association of Security Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kupferberg, Goldberg & Neimark, LLC

KUPFERBERG, GOLDBERG & NEIMARK, LLC
June 27, 2003